Exhibit 99.22


FOR IMMEDIATE RELEASE

For Information Contact:
James Mitarotonda (212) 974-5701

MM COMPANIES, INC. CONTINUES LAWSUIT AGAINST LIQUID AUDIO, INC.

NEW YORK, NY -- August 2, 2002 -- MM Companies, Inc. (formerly known as musicmaker.com, Inc.) confirmed today that it is continuing its lawsuit against Liquid Audio, Inc., the directors of Liquid Audio, Inc. and Alliance Entertainment Corp.

James Mitarotonda, the President and Chief Executive Officer of MM Companies, Inc., said, "We feel compelled to issue this press release as a result of the misleading statements contained in Liquid Audio's August 1, 2002 press release. Liquid Audio's press release could lead its shareholders to believe that MM Companies approves of the proposed merger with Alliance Entertainment, that we dismissed our lawsuit against Liquid Audio, and that we did so based on a letter from Liquid Audio to the Court. Nothing is further from the truth. MM Companies still strongly opposes the proposed merger with Alliance Entertainment. Although we decided to withdraw our motions for expedited proceedings and a preliminary injunction, MM Companies intends to continue the litigation and amend its complaint to allege claims for, among other things, breach of fiduciary duty against the individual members of Liquid Audio's Board of Directors relating to their conduct in connection with the proposed merger. In our opinion, the termination fee and tender offer provisions contained in the merger documents are outrageous." Mr. Mitarotonda also stated, "Contrary to the implication in Liquid Audio's press release, we had not received any opposition papers from Liquid Audio, and could not have been influenced by any of the arguments made by Liquid Audio, when we forwarded our letter to the Court withdrawing these motions."

MM Companies also intends to go forward with its efforts to elect its nominees to the Liquid Audio Board at the September 26, 2002 Annual Meeting.


                                    #  #  #




                                      -4-